Exhibit 99.1

FOR IMMEDIATE RELEASE

Conor McGregor, MMA.INC Investor, Welcomes Laura Sanko to Company’s Board

UFC World Champion Conor McGregor, a major MMA.INC shareholder committed to building the Company’s brand reach, applauds the appointment of Sanko, former Professional mixed martial artist and the UFC’s first female color commentator.

New York, NY – July 25, 2025 – Mixed Martial Arts Group Limited (NYSE American: MMA) (“MMA” or the “Company”) today shared comments from Conor McGregor, global combat sports icon and MMA.INC investor, regarding the appointment of Laura Sanko, trailblazing UFC broadcaster and former professional mixed martial artist, to the Company’s Board of Directors.

Conor McGregor statement

“Laura is a true pioneer in our sport, a brilliant voice, a fierce competitor, and someone who’s helped redefine what’s possible in MMA,” said Conor McGregor, UFC world champion and MMA.INC investor. “I’m so proud to see Laura join the Board. I’ve always respected her deep understanding of the fight game and her trailblazing role in this industry. She brings intelligence, integrity, and a true passion for MMA, qualities that will serve this company well as it continues to grow. My belief in MMA.INC runs deep, and it’s reflected in my commitment as a significant shareholder. With Laura joining our board, I have every confidence we’re building something world class that will drive participation growth in martial arts. I’m proud to stand alongside her as we grow this movement worldwide.”

McGregor, who joined MMA.INC (formerly Alta Global Group) as a significant early-stage investor in 2021, has played a pivotal role in building the company’s global reach, the Company’s vision of converting 640 million global MMA fans into active participants.

McGregor has further aligned his commercial interests with MMA.INC’s long term success in September of 2024, receiving performance-based equity linked to ambitious share price milestones up to $20 per share. His influence across 63+ million followers and unparalleled profile as a combat sports icon continues to drive market visibility and engagement.

Laura Sanko’s appointment marks a significant milestone in MMA.INC’s mission to accelerate digital innovation and global participation in martial arts. She joins a Board committed to expanding access to martial arts training, leveraging strategic partnerships, and elevating the fan-to-participant experience through cutting-edge technology and authentic storytelling.

Sanko, who made history in 2023 as the first female color commentator in the modern UFC era, brings over 19 years of experience in Brazilian Jiu-Jitsu and broadcasting to the MMA.INC Board. Her insight will help guide the Company’s flagship initiatives, including the Warrior Training Program, the UFC GYM partnership, and the launch of its integrated Community & Commerce Platform.

“I’m genuinely excited to join the Board of Mixed Martial Arts Group and help drive their mission to bring martial arts to more people,” said Sanko. “This sport has given me so much—confidence, community, and a sense of purpose—and I can’t wait to work even more closely with Nick and the team to make those benefits accessible to everyone.”

Nick Langton, Founder and CEO of MMA.INC, added, “Laura represents the very best of what MMA stands for, courage, credibility, and passion for driving participation growth in martial arts. Her industry leadership and belief in our mission will be critical as we scale globally and redefine how martial arts are experienced and accessed.”

About Mixed Martial Arts Group Limited

MMA.INC (Mixed Martial Arts Group Limited) is revolutionizing the combat sports industry by driving participation and engagement across fans, athletes, coaches, and gym owners. The company operates four core business units:

●	TrainAlta: A platform that transforms MMA fans into active participants through structured training programs.
●	Hype: A marketing platform helping gym owners, coaches, and athletes grow revenue from their audiences.
●	MixedMartialArts.com: The go-to resource for MMA news, fighter data, fight schedules, and the legendary Underground forum.
●	BJJLink: A leading gym management platform designed for BJJ academies, offering tools for payment processing, marketing, student engagement, and content monetization.

With over 5 million social media followers, 530,000 user profiles, 50,000 active students, 18,000 published gyms and 800 verified gyms across 16 countries, MMA.inc continues to transform the martial arts landscape and deliver unparalleled value to its stakeholders.

For more information, visit www.mma.inc or follow us on social media:

●	Facebook: TrainAlta
●	Instagram: @TrainAlta
●	X: @AltaGlobalGroup
●	LinkedIn: MMA.inc

Forward-Looking Statements

This press release may include forward-looking statements. Any statements contained herein regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management, other than statements of historical facts, are forward-looking statements. The forward-looking statements included herein include or may include, but are not limited to, statements that are predictive in nature, depend upon or refer to future events or conditions, or use or contain words, terms, phrases, or expressions such as “achieve,” “forecast,” “plan,” “propose,” “strategy,” “envision,” “hope,” “will,” “continue,” “potential,” “expect,” “believe,” “anticipate,” “project,” “estimate,” “predict,” “intend,” “should,” “could,” “may,” “might,” or similar words, terms, phrases, or expressions or the negative of any of these terms. Any statements contained in this press release that are not based upon historical fact are based on current expectations, estimates, projections, opinions and/or beliefs of the Company. Such statements are not facts and involve known and unknown risks, uncertainties, and other factors. Prospective investors should not rely on these statements as if they were facts. Actual revenue may vary to current sales due to factors such as participant churn, cancellations, and changes in payment schedules, membership terms or pricing changes. Any references to verified gyms, partner gyms, user profiles refer to a profile that has been claimed or created across the MMA.inc platform, which includes TrainAlta.com, BJJ Link, Hype, MixedMartialArts.com and Steppen. Forward-looking statements involve a number of known and unknown risks and uncertainties, including, but not limited to, those discussed in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2024 filed with the SEC. Given the risks and uncertainties, readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results which may not occur as anticipated. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statements. You should carefully read the factors described in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2024 filed with the SEC to better understand the risks and uncertainties inherent in our business and industry, and any underlying forward-looking statements. Except where required by law, the Company assumes no obligation to update, withdraw or revise any forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

Media Contacts

Mixed Martial Arts Group Limited

E: peter@mma.inc